UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioLineRx Ltd.

File No. 1-35223 - CF#32300

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BioLineRx Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 23, 2015, as amended on March 23, 2015 and September 22, 2015.

Based on representations by BioLineRx Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.17	through March 31, 2018
Exhibit 4.38	through December 16, 2017
Exhibit 4.39	through December 22, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary